UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  April 29, 2015 (April 29, 2015)

OLIN CORPORATION
(Exact name of registrant as specified in its charter)

Virginia	1-1070	13-1872319
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

190 Carondelet Plaza, Suite 1530 Clayton, MO (Address of principal executive offices)	63105-3443 (Zip Code)

(314) 480-1400 (Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 – ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On April 29, 2015, Olin Corporation (“Olin”) entered into Amendment No. 1 (the “Amendment”), among Olin, Olin Canada ULC (together with Olin, the “Borrowers”), certain lenders party thereto and Wells Fargo Bank, National Association, as administrative agent, to the Credit Agreement dated as of June 24, 2014 (the “Credit Agreement”), in connection with Olin’s agreement to acquire certain chlor alkali and downstream derivatives businesses from The Dow Chemical Company (“TDCC”) using a Reverse Morris Trust Structure (the “DCP Transaction”).  The Amendment (i) provides that subsidiaries of Olin may, at Olin’s election, guarantee the Borrowers’ obligations under the Credit Agreement and become “guarantors” for purposes of the Credit Agreement, (ii) amends the limitation on indebtedness of subsidiaries of Olin, effective from and after the consummation of the DCP Transaction, to exclude guarantor subsidiaries from the limitation on indebtedness, (iii) increases the maximum Consolidated Leverage Ratio (as defined in the Credit Agreement) of Olin to (a) 4.50:1.00 for each of the first six periods of four consecutive fiscal quarters ending on or after the consummation of the DCP Transaction and (b) 4.25:1.00 for the next period of four consecutive fiscal quarters and (iv) decreases the minimum Consolidated Interest Coverage Ratio (as defined in the Credit Agreement) of Olin to 3.50:1.00 for each four consecutive fiscal quarter period ending on or after the consummation of the DCP Transaction.

ITEM 2.03 – CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A REGISTRANT.

The information set forth under “Item 1.01 – Entry into a Material Definitive Agreement” is incorporated herein by reference.

Additional Information and Where to Find It

In connection with the proposed combination of Olin with the chlorine products business of TDCC, Blue Cube Spinco Inc. (“Spinco”) will file a registration statement on Form S-4 containing a prospectus and Olin will file a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OLIN, TDCC, SPINCO AND THE PROPOSED TRANSACTION. Investors and securityholders may obtain a free copy of the registration statements/prospectuses and proxy statement (when available) and other documents filed by Olin, TDCC and Spinco with the SEC at the SEC’s website at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from the respective companies by directing a request to Olin at Olin Corporation, ATTN: Investor Relations, 190 Carondelet Plaza, Suite 1530, Clayton, MO 63105 or TDCC or Spinco at The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674, ATTN: Investor Relations, as applicable.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or securityholder.  However, Olin, TDCC, Spinco and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from shareholders of Olin in respect of the proposed transaction under the rules of the SEC.  Information regarding Olin’s directors and executive officers is available in Olin’s 2014 Annual Report on Form 10-K filed with the SEC on February 25, 2015, and in its definitive proxy statement for its 2015 Annual Meeting of Shareholders filed March 4, 2015. Information regarding TDCC’s directors and executive officers is available in TDCC’s Annual Report on Form 10-K filed with the SEC on February 13, 2015, and in its definitive proxy statement for its annual meeting of shareholders filed March 28, 2014. These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ITEM 9.01 – EXHIBITS.

(d)	Exhibit No.	Exhibit

10.1
Amendment No.1, dated as of April 29, 2015, among Olin Corporation (“Olin”), Olin Canada ULC (the “Canadian Borrower”), certain lenders party thereto and Wells Fargo Bank, National Association (the “Administrative Agent”), as administrative agent, to the Credit Agreement dated as of June 24, 2014, by and among Olin, the Canadian Borrower, the lenders and issuing banks from time to time party thereto and the Administrative Agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OLIN CORPORATION

By:	/s/ George H. Pain
Name: George H. Pain
Title: Senior Vice President, General Counsel and Secretary

Date:  April 29, 2015

EXHIBIT INDEX

(d)	Exhibit No.	Exhibit

10.1
Amendment No.1, dated as of April 29, 2015, among Olin Corporation (“Olin”), Olin Canada ULC (the “Canadian Borrower”), certain lenders party thereto and Wells Fargo Bank, National Association (the “Administrative Agent”), as administrative agent, to the Credit Agreement dated as of June 24, 2014, by and among Olin, the Canadian Borrower, the lenders and issuing banks from time to time party thereto and the Administrative Agent.